UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Accuray Incorporated

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

004397105

(CUSIP Number)

February 1, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,000
	6	SHARED VOTING POWER 3,696,250
	7	SOLE DISPOSITIVE POWER 25,000
	8	SHARED DISPOSITIVE POWER 3,696,250
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,721,250
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.24%
12		TYPE OF REPORTING PERSON (See Instructions) IN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,527,450
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,527,450
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,527,450
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.56%
12		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,866,550
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,866,550
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,866,550
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.03%
12		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 685,200
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 685,200
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 685,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.96%
12		TYPE OF REPORTING PERSON (See Instructions) CO

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 339,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 339,100
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.48%
12		TYPE OF REPORTING PERSON (See Instructions) PN

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Offshore Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 38,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 38,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.05%
12		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 647,200
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 647,200
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,200
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.91%
12		TYPE OF REPORTING PERSON (See Instructions) OO

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc. Employees’ Retirement Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 119,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 119,500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 119,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.17%
12		TYPE OF REPORTING PERSON (See Instructions) EP

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 25,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 25,000
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[_]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1(a). Name of Issuer:

Accuray Incorporated, a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

1310 Chesapeake Terrace, Sunnyvale, California 94089.

Item 2(a). Name of Filing Person:

This statement is filed by:

(i)	Mr. Larry N. Feinberg ("Mr. Feinberg"), who (A) serves as the senior managing member of Oracle Associates (as defined herein), (B) is the sole shareholder and president of the Manager, which serves as the investment manager and has investment discretion over the securities held by certain investment funds and/or managed accounts (together with the Domestic Funds (as defined herein), the “Funds”) and the Retirement Plan, and (C) is the trustee of the Foundation (as defined herein) and has the sole power to direct the voting and disposition of shares in the Foundation. Mr. Feinberg directly owns individually certain shares of Common Stock and may be deemed to indirectly beneficially own shares of Common Stock, by virtue of the foregoing relationships, directly owned by the Funds, the Retirement Plan and the Foundation;

(ii)	Oracle Partners, L.P., a Delaware limited partnership ("Oracle Partners"), with respect to shares of Common Stock directly owned by it;
(iii)	Oracle Associates, LLC, a Delaware limited liability company ("Oracle Associates"), which serves as the general partner of certain investment funds and/or managed accounts (the “Domestic Funds”), with respect to shares of Common Stock directly owned by the Domestic Funds;

(iv)	Oracle Investment Management, Inc., a Delaware corporation (the “Manager”) which serves as investment manager to Offshore Limited, Ten Fund and the Retirement Plan.
(v)	Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners”);
(vi)	Oracle Offshore Limited, a Cayman Islands exempted company (“Offshore Limited”);
(vii)	Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Ten Fund”);
(viii)	Oracle Investment Management, Inc. Employees' Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”); and
(ix)	The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 200 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830.

Item 2(c). Citizenship:

Mr. Feinberg is a citizen of the United States of America. Oracle Partners, Oracle Associates, Institutional Partners and the Manager are organized under the laws of the state of Delaware. Offshore Limited and Ten Fund are organized under the laws of the Cayman Islands. The Retirement Plan and the Foundation are organized under the laws of the state of Connecticut.

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value (the “Common Stock”)

Item 2(e). CUSIP Number:

004397105.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under Section 15 of the Act.
(b)	[_] Bank as defined in section 3(a)(6) of the Act.
(c)	[_] Insurance company as defined in section 3(a)(19) of the Act.
(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4. Ownership:

The percentage of shares owned is based upon the 71,053,981 shares of the Issuer’s Common Stock issued and outstanding as of January 14, 2012, as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q for the quarter ended December 31, 2011, filed with the Securities and Exchange Commission on February 8, 2012.

The beneficial ownership of the Reporting Persons is set forth below. This filing and any future amendments hereto shall not be considered an admission that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

A. Larry Feinberg

(a) Amount beneficially owned: 3,721,250

(b) Percent of class: 5.24%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 25,000

(ii) Shared power to vote or direct the vote: 3,696,250

(iii) Sole power to dispose or direct the disposition: 25,000

(iv) Shared power to dispose or direct the disposition: 3,696,250

B.	Oracle Associates, LLC

(a) Amount beneficially owned: 2,866,550

(b) Percent of class: 4.03%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,866,550

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,866,550

C. Oracle Investment Management, Inc.

(a) Amount beneficially owned: 685,200

(b) Percent of class: 0.96%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 685,200

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 685,200

D. Oracle Partners, LP

(a) Amount beneficially owned: 2,527,450

(b) Percent of class: 3.56%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,527,450

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 2,527,450

E. Oracle Institutional Partners, LP

(a) Amount beneficially owned: 339,100

(b) Percent of class: 0.48%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 339,100

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 339,100

F. Oracle Offshore Limited

(a) Amount beneficially owned: 38,000

(b) Percent of class: 0.05%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 38,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 38,000

G. Oracle Ten Fund Master, LP

(a) Amount beneficially owned: 647,200

(b) Percent of class: 0.91%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 647,200

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 647,200

H. Oracle Investment Management, Inc. Employees’ Retirement Plan

(a) Amount beneficially owned: 119,500

(b) Percent of class: 0.17%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 119,500

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 119,500

I. The Feinberg Family Foundation

(a) Amount beneficially owned: 25,000

(b) Percent of class: 0.04%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 25,000

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 25,000

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2012

/s/ Larry Feinberg

Larry Feinberg, Individually

ORACLE ASSOCIATES, LLC

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC

By: /s/ Larry Feinberg

Larry Feinberg, President

ORACLE INSTITUTIONAL PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE TEN FUND MASTER, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE OFFSHORE LIMITED

By: /s/ Larry Feinberg

Larry Feinberg, Director

THE FEINBERG FAMILY FOUNDATION

By: /s/ Larry Feinberg

Larry Feinberg, Trustee

ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN

By: /s/ Aileen Wiate

Aileen Wiate, Trustee

Exhibit Index

99.1	Joint Filing Agreement, dated February 9, 2012, by and among, Oracle Associates, LLC, Oracle Partners, LP, Larry Feinberg, Oracle Institutional Partners, LP, Oracle Offshore Limited, Oracle Ten Fund Master, LP, Oracle Investment Management, Inc., Oracle Investment Management, Inc. Employees’ Retirement Plan, and The Feinberg Family Foundation.